McGuireWoods LLP One James Center 901 East Cary Street Richmond, VA 23219-4030 Phone: 804.775.1000 Fax: 804.775.1061 www.mcguirewoods.com Martin B. Richards Direct: 804.775.1029	mrichards@mcguirewoods.com Direct Fax: 804.698.2147

March 31, 2014

VIA EDGAR

Duc Dang, Special Counsel

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Apple REIT Ten, Inc.

Registration Statement

on Form S-11 Filed January 17, 2014

File No. 333-193404

Dear Mr. Dang:

We are responding on behalf of our client, Apple REIT Ten, Inc. (the “Company”), to your letter to Mr. Glade M. Knight, dated February 11, 2014. Simultaneously with the submission of this letter, we are filing Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-11 (“Amendment No. 1”).

This letter, together with Amendment No. 1, respond to the comments in your letter dated February 11, 2014. Amendment No. 1 is marked to show changes from the Company’s Registration Statement filed August 20, 2010. A copy of the marked document is included with the copy of this letter being delivered to you.

This letter repeats the comments from your letter of February 11, 2014, together with responses on behalf of the Company.

Prospectus Summary, page 1

1.	We note your disclosure on page 134 that you fund the redemption program with either proceeds from your primary offering or the DRIP. Please either confirm that all redemptions were funded from the DRIP proceeds or clarify the portion funded from offering proceeds.

Thank you for the comment. As set forth in the disclosures on pages 16, 128, 135 and 136 of the current filing, the Company currently does not have a dividend reinvestment plan (“DRIP”). As noted in the abovementioned disclosures, the

March 31, 2014

Company expects to implement a DRIP upon the conclusion of this offering. As further discussed in the current filing on pages 16 and 135, until a DRIP is instituted by the Company, redemptions are funded exclusively from the net proceeds received from the sale of Units under the offering.

Table 3. Operating Information, page 75

2.	Please tell us if you are able to provide operating data pertaining to your hotels’ average daily rates.

As part of “Table 3. Operating Information,” on page 76 of the current filing, the Company has added “Part C” which provides the average daily rates for its hotels.

Prior Performance Tables, page 146

3.	Please tell us if you intend on relying on the guidance included in the Division’s Disclosure Guidance Topic No. 6 located at http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic6.htm.

In the course of its securities diligence, the Company became aware of the Division’s Disclosure Guidance Topic No. 6 (“Guidance 6”) immediately upon its issue in July 2013. The Company closely reviewed and analyzed Guidance 6. However, since the guidance was issued during its ongoing best-efforts offering, the Company believed that it would be at the very least confusing and potentially misleading to change the format or presentation of its prior performance tables to reflect the optional omissions set forth in Guidance 6. The Company therefore retained the same prior performance format throughout its offering in Post-Effective Amendment Nos. 10, 11 and 12, which were all declared effective by the Staff. The additional information that may be optionally omitted, under Guidance 6, is accurate and correct, and provides prospective all investors with additional facts and information about prior programs.

March 31, 2014

As indicated in your letter dated February 11, 2014, the Company understands that it is responsible for the accuracy and adequacy of the disclosure in its filings and to ensure that it will have provided all information investors require for an informed decision. Please note that the Company is not requesting acceleration of the effective date of the pending Registration Statement at this time but will, when such request is made, provide the acknowledgments requested in your letter dated February 11, 2014.

We thank the staff very much for its attention to the Company’s filing and for its ongoing assistance in processing this filing.

Any questions concerning this letter may be directed to the undersigned at (804) 775-1029 or to David F. Kurzawa at (804) 775-7471.

Very truly yours,

/s/ Martin B. Richards

cc:        Jerard Gibson, Attorney-Advisor

Glade M. Knight

David S. McKenney

David P. Buckley

Bryan F. Peery